AnorMED Inc. 200 – 20353 64th Ave TEL (604) 530-1057 Langley, British Columbia FAX (604) 530-0976 Canada V2Y 1N5 www.anormed.com

PRESS RELEASE

ANORMED REPORTS FISCAL 2006 SECOND QUARTER RESULTS, AND PROGRESS ON PHASE III TRIALS FOR MOZOBILTM

For Immediate Release

November 8, 2005

Vancouver, British Columbia - AnorMED Inc. (AMEX:AOM, TSX:AOM) today reported financial results for its second fiscal quarter ended September 30, 2005. AnorMED recorded a net loss of $9,255,000 ($0.29 per common share) in this quarter. This is in comparison to the net losses incurred in the previous fiscal quarter ended June 30, 2005 of $8,025,000 ($0.25 per common share) and the prior year’s second quarter, ended September 30, 2004, of $6,584,000 ($0.21 per common share).

Our contract research and development expenditures, of $6,732,000 in this quarter, were consistent with the previous quarter and were 40% higher than the same quarter last year. This is primarily as a result of costs associated with the start up of additional clinical trial sites and the increase in patient recruitment in our MOZOBIL (AMD3100) Phase III clinical trials. We are also recruiting patients into five Phase II trials for MOZOBIL, including trials in Germany and Canada. We plan to initiate one new Phase II trial by the end of calendar 2005, and at least three others in calendar 2006. In addition to the higher costs of the Phase II and Phase III MOZOBIL trials, the manufacture of drug substance for both MOZOBIL and AMD070 has contributed to the increase in expenditures. We also plan to initiate new Phase I and Phase II trials with AMD070, which will result in an increase in our contract research expenses over the next several quarters.  Consequently, we expect our research and development expenses to increase during the remainder of this fiscal year.

General and administrative expenses increased by 15% overall this quarter in comparison to the previous quarter this year and increased by 16% over those incurred in the same quarter last year. Both business development and marketing costs have increased year over year, primarily due to the expansion of pre-commercialization activities focused on MOZOBIL. During Fiscal 2006 we increased our marketing capabilities to support pre-commercial activities for MOZOBIL by hiring Mark Levonyak as our Vice President of Marketing. In addition, we have utilized, and will continue to utilize, the assistance of external consultants regarding our plans to seek a Conditional Marketing Authorization (CMA) in Europe for MOZOBIL in early calendar 2007, and a Marketing Authorization Application (MAA) in Europe, following completion of our Phase III studies in the U.S.  Professional fees for our lawyers and accountants have risen this quarter due to the costs associated with preparing our application to list our common shares on the American Stock Exchange (“AMEX”) and our Registration Statement on Form 40-F that was filed with the United States Securities And Exchange Commission.

Interest income for this quarter of $389,000 was comparable with the $321,000 earned for the same quarter last year.

Capital expenditures of  $268,000 during this quarter were lower than our level of purchases during the same quarter last year of $375,000. During the quarter, we entered into an agreement to validate and install an Electronic Document Management System (“EDMS”), to allow us to make electronic filings of our regulatory documents with the U.S. Food and Drug Administration. As of September 30, 2005, we have made commitments for capital expenditures for an estimated $735,000 for the completion of the EDMS system, and for other computer and office equipment to support the growth in our personnel.

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AOM Q206 08/11/05

Cash, cash equivalents, and short-term investments were $49,245,000, as at September 30, 2005, as compared to $57,524,000 at June 30, 2005. The Company’s cash reserves are primarily held in investments with maturities less than 90 days, due to the relatively higher yields that continued to be available during the quarter for short-term maturities. The current cash on hand, as well as expected interest income, supplemented by contractual payments on existing licensing agreements, is estimated to be sufficient to fund the Company’s operations into Fiscal 2007.

Stem Cell Transplant

In September, Phase II results, from a study involving 25 cancer patients undergoing a stem cell transplant, were published in the medical Journal Blood. These results show that MOZOBIL in combination with G-CSF is a superior stem cell mobilization regimen compared to G-CSF alone, based on the yield of stem cells collected per day, the reduction in stem cell collection time and successful mobilization of patients who failed in the G-CSF alone arm. In fact, 60% of patients in the MOZOBIL + G-CSF arm collected the ideal amount of stem cells in two days, compared to 16% in the G-CSF alone arm.

Recruitment into the Phase III trials for MOZOBIL continues to make steady progress. To date, 98 non-Hodgkin’s lymphoma (NHL) patients and 100 multiple myeloma (MM) patients have entered into the Phase III trials. Currently, 33 sites are recruiting NHL patients and 33 sites are recruiting MM patients.  We are maintaining our goal to complete Phase III enrollment and three month follow up by the end of calendar year 2006.

We also continue to develop our Phase II program for MOZOBIL, to address different segments of the transplant market.  Currently we are recruiting patients for five Phase II trials, including a newly initiated trial in poor mobilizers. We plan to continue expanding our Phase II program, in order to evaluate the potential of MOZOBIL in combination with different therapies and patient populations, such as with Rituxan and in pediatric patients. In addition, investigator sponsored studies are ongoing to evaluate MOZOBIL as a single agent in allogeneic transplantation. Data from some of these studies will be presented at the American Society of Hematology (ASH) meeting in Atlanta, Georgia, December 10th –13th 2005.

HIV Entry Inhibitor

In October, we initiated patient screening in our new XACT trial for AMD070 in HIV patients. This trial will involve two sites, one in the U.S. and the other in the U.K. The trial is similar to the previously announced Phase Ib/IIa clinical trial that we are conducting in collaboration with the U.S. Adult AIDS Clinical Trials Group.  We plan to announce preliminary activity data for AMD070 in HIV patients in early calendar 2006.

Upcoming Key Events

•

Present new clinical data from Phase II clinical trials with MOZOBIL in transplant patients at ASH December 10th–13th, 2005

•

Report preliminary efficacy of AMD070 in HIV patients

•

Contingent upon additional European approvals for FOSRENOL, receive milestone payments of up to U.S.$6 million from Shire Pharmaceuticals Group

•

Initiate Phase I safety study of MOZOBIL in cardiac patients

•

Select CCR5 HIV entry inhibitor candidate

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AOM Q206 08/11/05

CONSOLIDATED BALANCE SHEETS

(In thousands of Canadian dollars)	As at September 30	As at March 31
	2005	2005
	(unaudited)	(audited)
ASSETS
Current assets
Cash and cash equivalents	$ 46,757	$ 57,834
Short-term investments	2,488	7,440
Accounts receivable	300	513
Prepaid expenses	868	1,001
	50,413	66,788
Security deposit	100	100
Long-term investment	281	292
Property and equipment, net	3,094	3,040

	$ 53,888	$ 70,220
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	$ 4,903	$ 4,709

Shareholders' equity
Share capital
Issued and outstanding:
Common shares - 31,870,692	153,905	153,786
(March 31, 2005 - 31,829,493)
Additional paid-in capital	2,333	1,698
Accumulated deficit	(107,253)	(89,973)
	48,985	65,511

	$ 53,888	$ 70,220

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AOM Q206 08/11/05

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of Canadian dollars,	For the three months ended		For the six months ended
except per share amounts)		September 30		September 30
(unaudited)	2005	2004	2005	2004

Revenue
Licensing	$ -	$ 11	$ 25	$ 2,321

Expenses
Research and development	6,732	4,821	13,545	9,081
General and administrative	1,994	1,717	3,727	3,064
Amortization	212	225	420	450
	8,938	6,763	17,692	12,595
	(8,938)	(6,752)	(17,667)	(10,274)
Other income (expense)
Interest and other income	389	321	803	668
Foreign exchange loss	(706)	-	(416)	-
Other expenses	-	(153)	-	(792)
	(317)	168	387	(124)

Net loss	$ (9,255)	$ (6,584)	$ (17,280)	$ (10,398)

Loss per common share	$ (0.29)	$ (0.21)	$ (0.54)	$ (0.33)

Diluted loss per common share	$ (0.29)	$ (0.21)	$ (0.54)	$ (0.33)

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AOM Q206 08/11/05

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(In thousands of Canadian dollars, except share amounts) (unaudited)	Common shares	Amount	Accumulated deficit	Additional paid-in capital	Total shareholders' equity

Balance at March 31, 2005	31,829,493	$ 153,786	$ (89,973)	$ 1,698	$ 65,511
Issued for cash	14,800	51	-	-	51
Issued on exercise of options	1,399	7	-	(3)	4
Stock-based compensation	-	-	-	333	333
Net loss	-	-	(8,025)	-	(8,025)

Balance at June 30, 2005	31,845,692	153,844	(97,998)	2,028	57,874
Issued for cash	1,000	3	-	-	3
Issued on exercise of options	24,000	58	-	-	58
Stock-based compensation	-	-	-	305	305
Net loss	-	-	(9,255)	-	(9,255)

Balance at September 30, 2005	31,870,692	$ 153,905	$ (107,253)	$ 2,333	$ 48,985

	Common shares	Amount	Accumulated deficit	Additional paid-in capital	Total shareholders' equity

Balance at March 31, 2004	31,740,148	$ 153,452	$ (87,804)	$ 401	$ 66,049
Issued for cash	450	3	-	-	3
Issued on exercise of options	15,800	66	-	(15)	51
Stock-based compensation	-	-	-	230	230
Net loss	-	-	(3,814)	-	(3,814)

Balance at June 30, 2004	31,756,398	153,521	(91,618)	616	62,519
Issued for cash	10,860	48	-	-	48
Issued on exercise of options	45,498	144	-	(3)	141
Stock-based compensation	-	-	-	374	374
Net loss	-	-	(6,584)	-	(6,584)

Balance at September 30, 2004	31,812,756	$ 153,713	$ (98,202)	$ 987	$ 56,498

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AOM Q206 08/11/05

CONSOLIDATED STATEMENTS OF CASH FLOWS
	For the three months ended		For the six months ended
(In thousands of Canadian dollars)		September 30		September 30
(unaudited)	2005	2004	2005	2004

Cash provided by (used in):

Operations:
Net loss	$ (9,255)	$ (6,584)	$ (17,280)	$ (10,398)
Items not involving cash
Amortization	212	225	420	450
Loss on disposal of property and equipment	3	4	14	7
Licensing revenue received in shares	-	-	-	(1,281)
Unrealized foreign exchange loss on long-term investment	15	36	11	15
Loss on revaluation of long-term investment	-	117	-	777
Compensatory stock options	305	374	638	604
Changes in non-cash operating working capital
Accounts receivable	42	51	213	15
Prepaid expenses	53	(40)	133	(23)
Accounts payable and accrued liabilities	553	43	194	(656)

	(8,072)	(5,774)	(15,657)	(10,490)
Investments:
Net sale (purchase) of short-term investments	13,082	(6,306)	4,952	(8,705)
Proceeds on disposal of property and equipment	-	-	16	-
Purchase of property and equipment	(268)	(375)	(504)	(497)
	12,814	(6,681)	4,464	(9,202)
Financing:
Issuance of shares, net of share issue costs	61	189	116	243

Increase (decrease) in cash and cash equivalents	4,803	(12,266)	(11,077)	(19,449)
Cash and cash equivalents, beginning of the period	41,954	33,425	57,834	40,608

Cash and cash equivalents, end of the period	$ 46,757	$ 21,159	$ 46,757	$ 21,159

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AOM Q206 08/11/05

AnorMED is a chemistry-based biopharmaceutical company focused on the discovery, development and commercialization of new therapeutic products in the areas of hematology, HIV and oncology. The Company has four products in clinical development and a research program focused on a novel class of compounds that target specific chemokine receptors known to be involved in a variety of diseases. Information on AnorMED Inc. is available on the Company’s website: www.anormed.com.

Note:  Certain of the statements contained in this press release contain forward-looking statements which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  The Company does not expect to update any forward-looking statements as conditions change.  Investors are referred to the discussion of the risks factors associated with the Company’s business contained in the Company’s Annual Information Form filed with securities regulatory authorities dated June 23, 2005.

TELECONFERENCE CALL NOTIFICATION: Tuesday, November 8, 2005 4:30pm EST/1:30pm PST

On November 8, 2005, AnorMED Inc. will host a teleconference call at 4:30 pm EST (1:30 pm PST).  To participate in the teleconference please dial 1-888-293-1205 in Canada and the U.S. or 1-415-908-4717 Internationally before 4:30 pm EST.  This call will be taped, available one hour after the teleconference, and on replay until December 8, 2005.  To hear a complete replay, please call 1-416-626-4100.  The reservation number required for access is #21266823.  This call will also be webcast from AnorMED’s website at www.anormed.com.

For further information:

Elisabeth Whiting, M.Sc.

W.J. (Bill) Adams, C.A.

VP, Corporate Development

Chief Financial Officer

& Communications

Tel:  604-530-1057

Tel:  604-530-1057

e-mail: info@anormed.com

e-mail: ewhiting@anormed.com